December 17, 2004


B. Steven Springrose
President and Chief Executive Officer
Biotel Inc.
11481 Rupp Drive
Burnsville, Minnesota 55337

Re:	Biotel Inc.
      Amendment 1 to Registration Statement on Form 10-SB
      Filed November 26, 2004
		File No. 0-50914

Dear Mr. Springrose:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

Item 1.  Description of Business

	General
1. We note your response to prior comment 3 and prior comment 9. Please file the mentioned OEM Agreement as an exhibit to the Form 10-
SB. Also, discuss the material terms of the agreement, such as a three year contract and identify the customer. In addition, expand the MD&A to discuss the material changes in revenues from such customers.

      Environmental Matters - Page 5
2. We note your response to prior comment 7 and the amended disclosure on page 5. Please supplementally advise us as to the status of your negotiations with the adjacent landowner. If you have decided to discontinue negotiations with the landowner, please revise your disclosure on page 5.

Item 5.  Directors and Executive Officers - Pages 18 to 20

      Executive Officers and Directors - Page 18 to 19
3. We note your response to prior comment 13 and we reissue the
comment.   Item 401(b) of Regulation S-B requires disclosure of
information for a person "who is not an executive officer but who is expected...to make a significant contribution to the business."

Part F/S

Notes to consolidated Financial Statements - Page F-24

Note 1- Nature of Business and Corporate Information
4. In connection with your July 1, 2004 acquisition of Agility
Centralized Research Services, Inc. you should revise the filing to disclose the information required by paragraphs 51 to 57 of SFAS
141,
as applicable.

Note 12 - Income Taxes
5. We see on page F-33 you have not recorded any deferred tax assets at September 30, 2004 for net operating loss carryforwards. We also see disclosures on page F-18 that "The Company has federal and state net operating loss carryovers at September 30, 2004 totaling approximately $531,000. These net operating loss carryforwards expire on various dates through 2017. The Company is not expecting to realize the benefit from the majority of these net operating loss carryforwards due to various Internal Revenue Service Code limitations relating to the origination of these losses." Why do the disclosures on page F-18 appear to indicate a gross deferred asset should be recorded at September 30, 2004 for net operating loss carryforwards and that such amount may need to be offset by a valuation allowance? Alternatively, do you disclose the wrong date on page F-33? Clarify supplementally and revise the filing as necessary based on our concerns.

*   *   *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Eric Atallah at (202) 824-5266 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1927 with any other questions.

Sincerely,



							Thomas A. Jones
      Senior Attorney

cc (via fax):	Rick Hauser, Esq.  Gray, Plant, Mooty, Mooty &
Bennett, P.A.  612.632.4095
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Biotel Inc.
December 17, 2004
Page 1